United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on July 31, 2023.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				62.400.483	1,37%	1,37%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	07/03/23	699.700	66,11906	46.263.505,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	07/04/23	1.000.000	66,09526	66.095.261,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	07/05/23	2.001.600	65,41586	130.936.393,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/06/23	1.750.000	64,85850	113.502.369,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/07/23	1.750.000	64,99136	113.734.888,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/10/23	1.750.000	64,88153	113.542.681,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/11/23	1.551.600	66,06569	102.507.517,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	07/31/23	333.800	69,38694	23.161.360,00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				73.237.183	1,61%	1,61%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on July 31, 2023.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1.151.600	0,03%	0,03%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1.151.600	0,03%	0,03%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on July 31, 2023.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0,00%	0,00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				137.262.628	3,02%	3,02%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	07/03/23	1.000.000	13,81565	66.143.793,40
ADS	VALE	Santander Investment Securities Inc.	Buy	07/05/23	2.000.000	13,44667	130.639.806,77
ADS	VALE	Santander Investment Securities Inc.	Buy	07/06/23	1.750.000	13,18872	113.040.196,77
ADS	VALE	Santander Investment Securities Inc.	Buy	07/07/23	1.750.000	13,33239	113.856.287,34
ADS	VALE	Santander Investment Securities Inc.	Buy	07/10/23	1.750.000	13,28686	113.318.608,09
ADS	VALE	Santander Investment Securities Inc.	Buy	07/11/23	2.036.746	13,52203	134.810.198,09
ADS	VALE	Santander Investment Securities Inc.	Buy	07/31/23	358.156	14,61449	24.818.278,55
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				147.907.530	3,26%	3,26%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 10, 2023		Head of Investor Relations